Filed Pursuant To Rule 433

Registration No. 333-203585

September 4, 2015

ETF Store Show interview with Juan Carlos Artigas of the World Gold Council posted September 1, 2015

MR. NATE GARACI: Really the global authority on the gold market. They cover the entire spectrum of gold, they produce tremendous research and education on gold, and as I mentioned earlier, Juan Carlos is one of the best resources you’re going to find on the gold market. He’s now joining us via phone from New York. Juan Carlos, as always, our pleasure to have you on the show today.

MR. JUAN CARLOS ARTIGAS: On the contrary, thank you so much for inviting me.

MR. GARACI: Well, Juan Carlos, I thought we’d start today by focusing on the role of gold in a portfolio. And during our last segment, Conor and I explained how we like to view gold as portfolio insurance. It’s a hedge, whether against inflation, geopolitical events, financial crises. Do you think that’s the proper way to view gold in the context of an investment portfolio?

MR. ARTIGAS: Yes, the way that we view it, I think, is very similar. For us gold serves primarily two roles in a portfolio. The first one is risk mitigation, and the second one is capital preservation. And of course, you know, many of the aspects that you mention fall within that. So in terms of risk mitigation, it is a very efficient diversifier, it’s a very good diversifier for many reasons. It’s a tail risk hedge, especially under, you know, systemic risks and these events that do not necessarily happen very often, but when they do they can have very negative consequences on an investor’s portfolio.

And, you know, it provides liquidity, which is quite good, especially in periods of financial stress. So that’s on the risk mitigation part, you know, it reduces overall portfolio volatility. And in terms of the capital preservation, it helps investors preserve purchasing power by hedging global inflation, and basically currency weakness.

MR. GARACI: Why is it that gold tends to perform favorably during so-called tail risk events? Why is gold viewed as a flight to safety or a flight to quality type of investment?

MR. ARTIGAS: Well, it is a hard asset. Actually, if you think about gold, I mean, one of the—perhaps one of the issues that some investors in some parts of the market have with gold is that, you know, they do not necessarily understand where it fits, you know, what it is that gold really is, or what it is that gold is doing. You know, to us, one of the functions that gold has that is particularly useful is that of a currency. Even though there are no gold-backed currencies. In the world today, gold still acts, you know, is a defacto currency, or a defacto—yes, defacto currency that is used for transactions around the world, it’s accepted everywhere, and it is, again, a hard asset. It’s a hard asset that, you know, is not printed as regular currency, so it’s not like fiat money, and that in itself, you know, provides a certain degree of stability.

So people, you know, investors around the world see gold as a hard asset, something that they can rely on that they can, you know, use when protecting wealth. And you have to understand that it is not only—you know, it is easy for us to see this from the perspective of a U.S. investor, because we’re here, and you know, all of our assets are in dollars, and we view the world from a U.S. perspective. But gold is a global asset. And for many investors and for many consumers around the world it is far easier to get access to gold than it is to get access to another strong currency like the dollar.

So you know, it is very natural for them to use gold to preserve and protect wealth in periods of systemic instability. So that translates around the world. It also happens to—or happens to be the case in the U.S., but again, it is important to consider the global nature of gold and why, you know, it is a widespread safe haven, or a hard asset that preserves capital in terms of systemic risk.

MR. GARACI: Yes, if we put tail risk events, or black swan type events aside, can you talk about some of the other potential benefits of owning gold in a portfolio? So in everyday, normally functioning markets, how can gold help long-term investors? Is that more the capital preservation aspect?

MR. ARTIGAS: I think it is two things. The first one is diversification. I think that this is said very often, but not always very, you know, well understood, or perhaps, you know, why we put so much emphasis, and people so much emphasis in diversification. So the first thing that I would say is look, in order to achieve returns, investors need to incur risk, right? So risk is something that you do not necessarily have to fear or move away from, you have to embrace in some sense, you know, risk, to be able to get returns in your portfolio. But there is still risk management, right? So you have to think about how you manage that risk to get the best returns out of your portfolio without putting too much capital at, you know, risk at any time. So I’m kind of using the same word twice, but without putting too much of your capital, you know, at stake.

So the diversification aspect of gold is quite important. Why? Well, it has very low correlation to most assets. And it is not just by luck that it happens, or randomly that gold has low correlation to assets—to other assets. It’s a by-product of its dual nature. So gold has a—it’s both a consumer good, so it’s used in jewelry, it is also used for long term savings, and therefore it benefits from—on good economic growth on that part of its composition.

But it is also an investment, and as we were talking before, it’s a hard asset that is looked after in periods of systemic risk. So it is counter-cyclical on that part of its demand. So you know, it flows, increase when there’s uncertainty, and you know, recessions, and instability. So those two aspects of gold, the fact that there are parts of the demand that go with growth, economic growth, that grow alongside economic growth, and there is this other side that reacts to uncertainty, makes gold basically move at its own tune.

So it doesn’t really follow the same pattern that you would see in stocks, or that you would see in bonds, or many other assets that investors typically hold. Why is that again important? Why is this low correlation important? Well, because it lowers the overall volatility of the market. As we know, again, you know, we cannot—it’s impossible to predict all aspects of the market, you know, there are informed decisions that investors need to make. But it’s still—there is some certainty.

And the fact that you’re putting parts of your portfolio in different buckets and in different assets allows you to get returns without again, putting too much, or necessarily amounts—unnecessary amounts of capital at risk. So you know, diversification is very important.

The other aspect that you were talking about was indeed capital preservation, and I agree. I think that is quite important for investors to consider. Most of the time when people think about, you know, preserving power, or protecting capital, you know, we think about inflation. And oftentimes gold is described as an inflation hedge. However, you know, I think that there’s something important to say here.

When we say inflation hedge, if we’re in the U.S., we’re thinking US CPI, right? And actually again, gold is a global asset. And it responds to global inflation. So investors in India, or China, or Turkey, or in Europe, they are going to be responding and basing their decision to buy gold on what inflation they see locally, not necessarily what is happening in the U.S., right?

So measuring gold as a way to preserve capital, it is not only—or gold is not going to perhaps only protect against inflation that may be happening in the U.S., but actually globally. And why is that relevant for U.S. investors? Well, because you do import, or we do import a certain amount of inflation from other parts, and the other thing that happens is that there’s an effective inflation that channels through currencies. And gold is a very effective currency hedge.

And you know, the valuations, recently we’ve seen a strengthening of the dollar, but if we look back, actually, you know, from 1970 to, you know, basically 2012, net-net, the dollar was actually devaluating. So using gold to preserve their—or to protect against that depreciation in the dollar and depreciation in currencies around the world is quite important. So gold acts as ballast in the system—in the financial monetary system.

MR. GARACI: Again, we’re visiting with Juan Carlos Artigas, Director of Investment Research in the World Gold Council. Juan Carlos, I thought that was a fantastic explanation on the potential value of gold in a portfolio. But all that being said, you think investors find it difficult to consider gold in a longer term context? Because for any type of an investment, it can obviously be difficult for investors to hold on and take a longer-term approach when things aren’t going so well.

And if you look at something like the SPDR Gold shares, ticker GLD, which is the most popular physically backed gold ETF, and certainly an excellent proxy for the price of gold, in 2013 it was down over 28%, 2014 it was down 2%, and so far this year it’s down 7 to 8%. That tough to stomach for any investment, let alone one that doesn’t pay interest. Do investors simply have to move past that and focus on these long-term potential benefits?

MR. ARTIGAS: Look, I think that you know, when you think about investment, you know, and I know that, you know, you talk quite a bit about basic portfolio construction, you know, there’s the strategic aspect of investment, right? So you know, what is your long-term strategy? And there needs to be a long-term strategy. Now it is completely understandable that there are tactical adjustments to a portfolio, you know, depending on the conditions, and economic conditions—economic conditions change, and sometimes we put more money into equities, and sometimes we put less.

But the fact of the matter is there are certain aspects of a portfolio that always remain, right? So usually investors always have an exposure to stocks, always have exposure to bonds. I mean, again, this is a generic statement, but you know, generally it applies. So what we are saying is that gold belongs as a strategic or as a core portion of the portfolio. That gold should be part of your strategic allocation.

Now there will be certain times in which you may want to overweight your gold exposure and sometimes you may want to underweight, or you know, to lower your gold exposure. But in general, our research, and actually research performed by many other institutions, including you know, J.P. Morgan, Mercer, and New Frontier Advisors, and Oxford Economics, show the benefits of gold as a strategic asset. So its long term performance in a portfolio.

So I think that perhaps to put things in perspective, as you were saying in the—you know, gold suffered substantial losses in 2013, but interestingly enough, and you know, this is perhaps something that not all investors, you know, realize, but gold actually has been—has outperformed pretty much all asset classes for the past 10 years, or you know, since 2000, and even, you know, since 2005 it has outperformed against many, many asset classes.

In August, even in August, gold has done better than stocks and bonds, and the dollar, and many other assets. Again, so I think that, you know, by looking at just one year or one particular portion of a long-term investment, it is not necessarily going to be accurate. I mean, needless to say, during 2008 investors, you know, lost about 50% of—in returns for equities, or their stock portfolio. That doesn’t necessarily mean that you don’t have to have any exposure to stocks. I mean, there’s a role for all assets to play. But you do have to, again, balance these portfolios.

So you know, while there is more volatility and there is going to be up and down years, what we believe is that gold adds a unique value to a portfolio, that does become apparent, especially over time, and its role is, as we mentioned, for risk management or risk mitigation, and capital preservation.

MR. GARACI: Generally speaking, what do you think is a reasonable strategic allocation of gold for longer term investors, and certainly in individuals, a particular situation is going to dictate their specific allocation percentage. But is there a general range that you think makes sense?

MR. ARTIGAS: Yes, we’ve done quite a bit of research on this. And again, it is, you know, it is not alone in talking about this. I mean, I think the data is very consistent. The research shows that as a strategic investment, so over the long run. And even you know, assuming that gold is going to have a 0% real return, you know, so that it would give you only inflation over the long run, that is an assumption. It is a conservative assumption.

And we use that assumption to emphasize the fact that we’re you know, highlighting gold as a diversifier, as a tail risk hedge. I mean, all the other properties are not focusing only on the return that it may give, which actually, you know, historically has been higher than that. But again, you know, taking a very conservative approach, what we find is that investors, depending on their risk tolerance and the risk composition, may invest between 2 and 10% in gold.

And to put things into perspective, for a standard portfolio, a benchmark portfolio, you know, 60/40 to 60% in you know, stocks and other risk assets, and 40% in bonds and cash, the optimal location for gold, our research shows, is about 5%. Which is interesting, because it almost seems like a, you know, a round number like, you know, this rule of thumb that has been passed through generations, but actually when you do the math it works to be that. So you know, about 5% in a standard, you know, 60/40 portfolio, that’s what research shows is the optimal location over the long run.

MR. GARACI: Again, we’re visiting with Juan Carlos Artigas, Director of Investment Research at the World Gold Council. You can visit their website at gold.org. Well Juan Carlos, let’s talk about the current environment for gold, and perhaps some catalysts for gold moving forward. I know a few weeks ago the World Gold Council published their most recent gold demand trends report. This is released every quarter.

And for our listeners, you can download this report for free at gold.org. Now year over year, overall gold demand was down 12%, mainly due to a decline in demand from consumers in China and India. But since the second quarter, certainly a lot has occurred in the financial markets. We’ve had China devaluing their currency, and certainly their economy appears to be slowing. In India, I know we’re entering a traditionally strong buying season. We know central banks continue to be net purchasers of gold. Tell us about current gold demand.

MR. ARTIGAS: Yes, absolutely. So you know, obviously we don’t have the numbers, or the final numbers until—and we won’t be able to publish them until November—for the 3rd quarter. But certainly there is indication there has been a, you know, an increase in interest and an increase in purchases in some parts of the world. We know that there have been also inflows, for example, in ETFs. I mean, one of the reasons why people follow ETFs so much is in part is because they, you know, they are easy to track. You can see how money is going in and out on a daily basis.

Now it is important to understand that that’s a section of the market, so you know, net-net, like over the long, you know since inception, ETFs have accounted for about 10% of demand. So it’s not, you know, it’s not the full amount of demand. You cannot extrapolate to everything. But it gives you an indication of, you know, current sentiment. You know, we do see that, you know, sentiment improve, especially, you know, as equities were taking—and stocks were taking—globally were taking a strong punch.

You know, we have seen also indications, as you were saying, there’s a—the buying season in India will be developing over the next—has started to develop and will continue to develop over the next couple of months. That’s where people start to make purchases for weddings and other religious reasons. You know, the pullback actually, the price earlier in July did allow investors—or sorry, consumers as well, to enter into the market as a buying opportunity. Many investors in Asian markets, in the Far East, they see pullbacks as entry points, because they see gold as a long-term asset, and therefore, you know, they take advantage of these pullbacks in price. So you know, some of these changes we’ve been seeing, especially in August.

I think one of the interesting things you were talking about, you know, catalyst and you know, what is happening in the market and the current environment. So seeing gold from a U.S. perspective, you know, as we’re, you know, here and we’re thinking about U.S. investors. And one of the things that comes to mind to pretty much all investors thinking about gold is interest rates, and you know, the fact that eventually, you know, either—rather either sooner or later, whether it is this year or, you know, early next year, the Fed will likely be raising rates.

And most investors think, or, you know, a lot of commentators, have been saying that that could be—that would be negative for gold, when interest rates rise, then, you know, people do not necessarily hold gold. And I think that there are two aspects to this statement that are important to consider. The first one is, yes, when interest rates increase, there’s a higher opportunity cost of investing in gold. In other words, you know, putting money in gold when interest rates are rising, you know, it’s more expensive for investors, because they could put some of the money in the bank and get, you know, return with interest on the bank. So it raises opportunity cost.

But we have to understand two things. Number one, not all demand for gold is investment, right? So there’s a lot of demand that is, you know, consumer driven and that is not going to have that negative reaction to interest rates. And the second one is that not all demand is coming from the U.S., so, yes, so in the U.S. interest rates may be rising, but around the world actually, that’s not really the reality. In fact, you know, the Bank of China, you know, cut rates. I mean, there’s aggressive monetary policies happening every—in other parts of the world as well. The—Europe, you know, will not be raising rates anytime soon, right? So we have to understand the global nature of gold.

In our view a good portion of the—or that the market already has been expecting the Fed’s rise for a while. That has been incorporated in good part on the price, we believe, especially after the pullback in 2013. And so you know, I think that is you know, good for investors to understand that part.

Now what can—you know, what was the role for gold? We were talking about tail risk hedges. We know that markets are all around the world and for many investors I think that they’ve experienced these, the frequency and the magnitude of tail risk events has increased, and you don’t want to wait until another one happens to be, you know, buying a hedge or protection for your portfolio. I mean, you do that on a strategic basis and you do it over the long run, right? So that’s, you know, opening an opportunity for investors.

And then finally one of the things that I wanted to highlight as well is, you know, gold is a balance of demand and supply. We’ve been talking about demand quite a bit. On the supply side, interestingly enough, supply has been, you know, coming down, even though my production has increased somewhat over the past couple of years, it hasn’t increased as much since the beginning of the decade. It has increased some, but not as much. And analysts believe that it will taper off within the next year or two and potentially start to decline. And at the same time, recycled gold, which is the other source of gold, has been coming down. So net-net supply for gold has been you know, compressing. Now we also see that, you know, that is creating a balance in the market, and that helps build the long-term case for gold.

MR. GARACI: Well, Juan Carlos, unfortunately we’re going to have to leave it there. Just tremendous insight into the gold market. We greatly appreciate you joining us today.

MR. ARTIGAS: Thank you so much for the invitation. It’s always a pleasure.

MR. GARACI: That was Juan Carlos Artigas, Director of Investment Research at the World Gold Council. And as I mentioned, you might check out the World Gold Council’s website at gold.org. They have very informative videos, interactive charts, and tons of research in education on gold. Certainly worth a look, especially if you’re a gold investor. Again, the website is gold.org. Let’s take a break, and when we come back we’ll have a quick market update. And later we’ll look at several gold related ETFs. This is the ETF Store Show on ESPN Kansas City.

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